EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Ventas, Inc. for the registration of 2,500,000 shares of its Common Stock in connection with the Ventas Employee and Director Stock Purchase Plan of our reports dated February 22, 2005, with respect to the consolidated financial statements and financial statement schedule of Ventas, Inc., Ventas, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Ventas, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

July 14, 2005